Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Readiness to Commence Construction of
Flagship Phoenix ISR Project and Provides Capital Cost Update

Toronto, ON – January 2, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to report that, pending final regulatory approvals, it is ready to make a final investment decision (“FID”) and commence construction of the proposed Phoenix In-Situ Recovery (“ISR”) uranium mine (“Phoenix” or the “Project”). Significant regulatory, engineering, and construction planning progress has been made throughout 2025, which has positioned Phoenix in a construction-ready state, including confirmation of an expected 2-year construction timeline. Provided final regulatory approvals to commence construction are received in Q1’2026, targeted first production remains on track for mid-2028. Additionally, based on substantial completion of project engineering and execution of significant procurement activities since 2023, Denison is providing an updated initial capital cost estimate for the Project.

David Cates, President & CEO of Denison, commented, “After another year of significant investment and progress, Denison stands ready to make a final investment decision and commence construction of the Phoenix ISR mine proposed for our flagship Wheeler River property. With the recent conclusion of the CNSC public hearing, and receipt of an initial approval to commence construction activities from the Province of Saskatchewan, we are poised to start 2026 with a series of positive catalysts that will mark the beginning of a new era in our Company’s long history.

Owing to years of work de-risking and advancing Phoenix, the Project is now ready to become the first new large-scale uranium mine built in Canada since Cigar Lake, with first production expected by mid-2028. This timeline means that Phoenix, as one of only a few notable new sources of uranium production expected before the end of the decade, is positioned to (i) benefit from an anticipated acceleration in uranium demand based on increasingly widespread global adoption of nuclear energy, and (ii) support Canada’s objective to develop sustainable and environmentally responsible ‘nation building’ mining projects to reinvigorate Canada’s natural resources sector.

Based on our strong balance sheet, and the advanced state of project engineering, construction planning, and procurement activities, we are confident that we will be able to make a positive final investment decision following receipt of final regulatory approvals. While our estimate of initial capital costs has increased modestly from the 2023 Phoenix FS, it is important to note that the Project is now ready for construction, continues to have only a two-year construction schedule, and that the updated costs are the basis for our project Control Budget – meaning that there are no further revisions expected prior to the commencement of construction.”

Phoenix Construction Readiness Highlights

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Conclusion of CNSC public hearing represents final step in federal regulatory process: The two-part Canadian Nuclear Safety Commission (“CNSC”) public hearing, considering Denison’s application for the approval of the Environmental Assessment (“EA”) and the Licence to Prepare the Site for & Construct a Mine and Mill (the “Licence”), concluded on December 11, 2025. Denison is now awaiting a decision from the CNSC.

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Provincial environmental assessment approved: In August, Denison announced the Project received Ministerial approval under The Environmental Assessment Act (Saskatchewan).

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Received initial provincial approval to conduct certain earthworks: Denison recently received authorization from the Province of Saskatchewan to conduct certain activities associated with the initial earthworks for the Project, including vegetation removal and site drainage works.

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Ready to begin construction: The procurement process for planned 2026 construction contracts is nearly complete with contract awards pending and expected in early 2026. Based on significant construction planning efforts completed to date, it is expected that Denison will achieve a level 4 (detailed task level) construction schedule shortly after contract awards are complete and contractors are onboarded.

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Shipment of long lead items on schedule: Expected shipment dates for all key long lead items are on schedule, including electrical distribution infrastructure consisting of main site transformer, substation high voltage equipment, switchgear, and substation e-house.

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Substantial completion of project engineering: Detailed design engineering for the Project is substantially complete with approximately 87% total engineering complete to date, and 92% of primary engineering deliverables issued for construction with remaining engineering, related to the latter phases of project construction, forecasted to be completed by Q2’2026.

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Updated initial capital cost estimate based on significant procurement progress: Given significant progress with long-lead procurement and the advanced stage of negotiation on several key construction work packages, a Class 2 post-FID capital cost estimate has been prepared to set a project construction cost control budget (“Control Budget”). This capital cost estimate updates the Class 3 cost estimate (based on 2022 costing) reported in the 2023 feasibility study for Phoenix (the “2023 Phoenix FS”). Post-FID initial capital costs for Phoenix are now expected to be $600 million (“Updated Capex”), which reflects a combination of inflationary adjustments, cost increases, project refinements, and improved estimation precision. The Updated Capex is a 20% increase relative to the 2023 Phoenix FS when adjusted for inflation. Importantly, the Project is now in a construction ready state and no adjustments to the Updated Capex are expected prior to commencement of construction.

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Strong balance sheet to fund construction: With over $700 million of cash, physical uranium and investments as of September 30, 2025, Denison is in a strong financial position to fund the initial capital requirements of the Project.

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Permit receipt remains key catalyst for advancing to construction: Denison is ready to make a FID and commence construction shortly after receiving federal approval of the EA and Licence. If construction commences by the end of Q1’2026, the Project timeline will remain on track for targeted first production by mid-2028.

Phoenix Initial Capital Cost Update

As a result of significant progress with long-lead procurement and the advanced stage of negotiation on several key construction work packages, a Class 2 post-FID capital cost estimate has been prepared to set the Control Budget for Phoenix. Approximately 75% of equipment and materials costs are supported by committed contracts or bid evaluations in progress, and approximately 50% of construction costs are supported by bids under evaluation or in final contract negotiation.

After accounting for increases in inflation, cost increases, and project refinements, the Company now estimates the total post-FID initial capital estimate for the Project to be approximately $600 million at a Class 2 cost estimate level of precision. When adjusting for inflation, updated initial capital costs have increased by 20% relative to the 2023 Phoenix FS (see Table 1 below). The updated capital cost estimate includes $65 million in contingency funds and owners’ reserves, which represents approximately 12.5% of direct and indirect Project costs.

A notable refinement to the 2023 Phoenix FS is the planned installation of large diameter wells throughout the Phase 1 mining area to enable each well to act as an injection or recovery well. The 2023 Phoenix FS was based on approximately half of the wells in Phase 1 being large diameter and the other half being smaller diameter wells for injection only. While this modification increases initial capital costs, it is expected to improve the operational flexibility of the wellfield, optimize rates of recoveries, and support achievement of the 2023 Phoenix FS production targets.

Table 1 – Phoenix Initial Capital Cost Estimate (100% basis)
	2023 Phoenix FS(1) (2022 Dollars)	2023 Phoenix FS Inflated(2) (2026 Dollars)	Updated Capex Estimate (2026 Dollars)	Variance from 2023 Phoenix FS Inflated
Post-FID Initial Capital	$419.4 million	$500.5 million	$600.0 million	20%
(1)
Based on the 2023 Phoenix FS.
(2)
Inflation based on Statistics Canada Building Construction Price Increase for Industrial Buildings (Q4 2022 to Q3 2025) + estimated additional 2% inflation for 2026.

The Updated Capex assumes a FID is made at the end of February 2026 and excludes approximately $53 million in pre-FID expenditures expected to be incurred after November 30, 2025 for milestone payments against long-lead procurement commitments, and for the detailed design engineering and construction planning expected to be completed pre-FID. Inclusive of approximately $47 million in pre-FID expenditures estimated to have been incurred up until November 30, 2025, Denison expects to incur a total of approximately $100 million in pre-FID expenditures since the completion of the 2023 Phoenix FS, which compares to $67.4 million in pre-FID expenditures estimated in the 2023 Phoenix FS.

Construction of the Project is still planned to be completed during an approximate 24-month construction period. If the Project receives all necessary approvals to commence construction by the end of the first quarter of 2026, Denison would be able to initiate construction as planned and maintain its target of achieving first production by mid-2028.

When compared to the 2023 Phoenix FS, using the same basis to determine the base-case uranium sales price for the Project (UxC’s “Composite Midpoint” spot price scenario, using constant dollars), the projected base-case adjusted after-tax NPV for the Project remains effectively the same, as the increase in initial post-FID capital costs is offset by a modest improvement in the uranium price assumptions since mid-2023 (see Table 2). After incorporating the Updated Capex, Phoenix continues to be projected to produce robust economic results across all economic measures (see Table 2), including a base-case adjusted after-tax NPV to Initial Capital Cost factor of 2.6 to 1, and a high internal rate of return (“IRR”).

Table 2 – Initial Capital Cost Estimate Comparison (100% basis)
	2023 Phoenix FS(1) (2022 Dollars)	Updated Capex Estimate(2) (2026 Dollars)
Post-FID Initial Capital	$419.4 million	$600.0 million
Base Case Uranium Price(3)	UxC Comp. Midpoint Q2 2023 (US$66.53/lb - US$70.11/lb)	UxC Comp. Midpoint Q4 2025 (US$68.89/lb - US$78.36/lb)
Post-Tax Payback Period(4)	~10 months	~12 months
Post-Tax NPV8%(5)	$1.56 billion	$1.57 billion
Post-Tax NPV8%(5) to Initial Capex Factor	3.7	2.6
Post-Tax IRR(5)	90%	73%
(1)
Based on the 2023 Phoenix FS.
(2)
Estimated project economics reflect Updated Capex and revised base case uranium price, as described herein. All other costs and production estimates are consistent with the 2023 Phoenix FS and are shown from the point in time in which a FID is made and excludes pre-FID expenditures. Denison assumes FID occurs at the end of February 2026.
(3)
UxC LLC (“UxC”) forecast is based on "Composite Midpoint" constant dollar scenario from UxC's Q2 2023 and Q4 2025 Uranium Market Outlook ("UMO"), as outlined above.
(4)
Payback period is stated as number of months to payback post-FID initial capital expenditures from the start of uranium production.
(5)
Post-tax NPV, IRR and payback period are based on the "adjusted post-tax" scenario in the 2023 Phoenix FS, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation.

There are no material changes to the technical information included in the 2023 Phoenix FS, and Denison continues to expect the estimated construction timeline, annual rates of uranium production, operating costs, sustaining capital costs and reclamation costs to be largely consistent with the 2023 Phoenix FS.

Accordingly, Denison is not, at this time, providing any updates to the Phoenix operating cost or other estimates in the Wheeler River Report (defined below); however, it may do so in the future.

Based on the Updated Capex, the Project’s sensitivity to the uranium price has been updated as per Table 3 below. Since the 2023 Phoenix FS, expected uranium spot prices have increased slightly, whereas long-term uranium prices, which are intended to represent the pricing for base-escalated long-term contracts in today’s dollars, have increased over 50% to US$86.00/lb U3O8 compared to US$56.00/lb U3O8 at the time of announcing the 2023 Phoenix FS.

Table 3 – Project Economics Sensitivity with Updated Capex(1) (100% basis)
Uranium Price (US$/lb U3O8)	Post-Tax Payback Period(4,5)	Post-Tax NPV8%(5)	Post-Tax IRR(5)
Base Case(2) (US$68.89 -$78.36)	~12 months	$1.57 billion	73%
US$86.00(3)	~11 months	$1.94 billion	82%
US$100.00	~10 months	$2.35 billion	94%
US$150.00	~7 months	$3.78 billion	128%
(1)
Estimated project economics reflect Updated Capex, as described herein. All other costs and production estimates are consistent with the 2023 Phoenix FS and economic results are shown from the point in time in which a FID is made and thus excludes pre-FID expenditures. Denison assumes FID occurs at the end of February 2026.
(2)
The Phoenix FS used a base case uranium selling price derived from UxC based on "Composite Midpoint" constant dollar scenario from UxC's Q2’2023 Uranium Market Outlook (“UMO”). The equivalent base case price scenario is derived from the Q4’2025 UMO.
(3)
Long-Term pricing of US$86.00/lb U3O8 is based on UxC’s month-end term price estimate as of December 31, 2025.
(4)
Payback period is stated as number of months to payback post-FID initial capital expenditures from the start of uranium production.
(5)
Post-tax NPV, IRR and payback period are based on the "adjusted post-tax" scenario in the 2023 Phoenix FS, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation.

All amounts are stated in Canadian dollars unless otherwise noted and computed using the same foreign exchange rate assumptions as used in the 2023 Phoenix FS (i.e. a US dollar to Canadian dollar exchange rate of 1.35).

About Wheeler River
Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report (the “Wheeler River Report”) summarizing the results of (i) Phoenix FS; and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval in July 2025 of the Project’s EA by the Province of Saskatchewan and conclusion in December 2025 of the Canadian Nuclear Safety Commission Public Hearing for Federal approval of the EA and project construction licence. More information is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023 with an effective date of June 23, 2023, a copy of which is available on Denison's website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

About Denison
Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison's effective 95% interest in its flagship Wheeler River Project, Denison's interests in Saskatchewan include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV's SABRE mining method having commenced in July 2025 using the MLJV's SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU, Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison's first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter) @DenisonMinesCo

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison's Vice President Technical Services & Project Evaluation, who is a Qualified Person in accordance with the requirements of NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to Denison's current expectations, intentions and objectives with respect to Phoenix, including the status of regulatory approvals and pending FID, conditional on permitting, timing for construction and achievement of first production, and the Company’s outlook for ISR mine development and operations on the Wheeler River property; discussions of an FID and construction planning a the results of, and estimates, assumptions and projections provided in, the technical report for Wheeler River and the interpretations and expectations with respect thereto; the updated cost forecasting for Phoenix; development and expansion plans and objectives for Wheeler River, in addition to Phoenix; expectations regarding the performance of the uranium market and global sentiment regarding nuclear energy; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of its technical studies and cost forecasting may not be maintained after further testing, procurement, or operations, or be representative of actual conditions at the Project or within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and other work on the Company’s other properties if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.